Exhibit 99.1

NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission Investor Update NASDAQ: ACIU | Annual General Meeting – June 11, 2026 PIONEERING PRECISION PREVENTION TARGETED THERAPEUTICS FOR NEURODEGENERATIVE DISEASES

Disclaimer 2 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission This presentation contains statements that constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations . In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology . Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements . These risks and uncertainties include those described under the captions “Item 3 . Key Information – Risk Factors” and “Item 5 . Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission . These include : the impact of Covid - 19 on our business, suppliers, patients and employees and any other impact of Covid - 19 . Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law . All forward - looking statements are qualified in their entirety by this cautionary statement . SupraAntigen ® is a registered trademark of AC Immune SA in the following territories : AU, CH, EU, GB, JP, RU, SG and USA . Morphomer ® is a registered trademark of AC Immune SA in CA, CH, CN, EU, GB, JP, KR, NO, RU and SG .

Agenda AC Immune’s approach to neurodegenerative diseases 1. Achievements 2025 2. Business update 3. Key milestones 2026 4. Financial figures 5. Summary and Strategic outlook 6. Agenda items and proposals of the Board of Directors 7. 3 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

1. AC Immune’s approach to neurodegenerative diseases

AC Immune – pioneering precision prevention of neurodegeneration

Next generation Precision Medicine for neurodegenerative diseases

Focused pipeline with active immunotherapies and intracellular targeted small molecule programs

Key differentiation: Precision Prevention enabled by leadership in targeting toxic proteins

Differentiated technology platforms validated through multiple clinical candidates and pharma partnering deals

Partnering: strategic, risk-mitigating, timely, monetization with >CHF 4.3 billion in potential milestones

Cash reserves on Balance sheet
Funding into Q4 2027

- Based in Lausanne, Switzerland
- ~120 employees
- Listed on NASDAQ: ACIU
- 102 million shares outstanding[1]
- Cash resources of CHF 74.8 million[2]

Takeda
Janssen PHARMACEUTICAL COMPANIES OF Johnson & Johnson
Lilly
LANTHEUS

(1) As of March 31, 2026; excluding treasury shares; (2) As of March 31, 2026 (~USD 94 million)

NASDAQ: ACIU | AGM Presentation, June 11, 2026
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AC Immune

2. Achievements 2025

AC Immune 2025 highlights Cash runway permits achievement of key milestones & execution of value - generating innovation Finance Targeted active immunotherapies: ▪ ACI - 7104 1 (wholly - owned) Phase 2 trial interims with potential disease - modifying activity ▪ ACI - 24 2 (Takeda) ABATE cohort completed 12 - months treatment Operating capital foundation: ▪ Significant restructuring in Q3 2025 ▪ ~30% headcount reduction ▪ ~CHF 40 million savings ▪ ~ 6 months cash runway extension ▪ Cash resources of CHF 91 . 4 million at year end provide runway into Q 4 2027 Small molecule programs : ▪ Small molecule programs targeting Tau, a - syn 3 , and NLRP 3 4 reaching value inflection points ▪ NLRP3 inhibitor (wholly - owned) completed preclinical development (now in Phase 1) ▪ a - syn and TDP - 43 5 PET 6 tracers in Phase 1 testing Active immunotherapies Intracellular Targeting (1) Phase 2 Part 1; (2) Phase 1b/2; (3) Alpha - synuclein; (4) (NOD) - like receptor protein 3; (5) TAR DNA - binding protein 43; (6) Positron emission tomography 7 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

3. Business update

Our value drivers achieving Precision Prevention through Active Immunotherapy complemented by Intracellular Targeting

Active Immunotherapies | **Brain penetrant SM[1]**

ACI-35.030 anti-pTau

The only active immunotherapy in a prevention study for pre-symptomatic Alzheimer's disease

ACTIVE Immune Therapy | janssen

ACI-24.060 anti-Abeta

Biomarker-driven development targeting the hallmark protein in Alzheimer's disease and Alzheimer's in Down syndrome

ACTIVE Immune Therapy | Takeda

ACI-7104.056 anti-a-syn

Active immunotherapy targeting pathological a-syn in early-stage Parkinson's disease

ACTIVE Immune Therapy

Intracellular targeting

Small molecule programs targeting intracellular pathologies:

- Tau (Lilly)
- a-syn
- NLRP3 inflammasome

(1) Small molecules

NASDAQ: ACIU | AGM Presentation, June 11, 2026
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AC Immune

PI - 2620 Alzheimer's disease, PSP 5 and others ( Tau ) Tracer FDA Fast Track Active Immunotherapy Modality Candidate Partner Indication Discovery Preclinical Phase 1 Phase 2 Phase 3 ACI - 35.030 (JNJ - 2056) Alzheimer's disease ( pTau 1 ) ACI - 24.060 Alzheimer's disease ( Abeta 2 ) Alzheimer's disease: Down Syndrome ACI - 7104.056 Parkinson’s disease ( a - syn 3 ) Intracellular Targeting ACI - 19764 Neuro - inflammation ( NLRP3 4 ) Morphomer Tau Alzheimer's disease ( Tau ) Morphomer ® a - syn Parkinson’s disease ( a - syn ) Pipeline focused on Precision Prevention for neurodegenerative diseases: Active Immunotherapies and Intracellular Targeting FDA Fast Track FDA Fast Track (1) Phosphorylated Tau; (2) amyloid beta; (3) alpha - synuclein; (4) (NOD) - like receptor protein 3; (5) Progressive supranuclear palsy 10 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

Active immunotherapy programs: Targeting intracellular Abeta, Tau, and a - syn targeting neurodegenerative diseases Long - lasting specific immunity for pathological target, consistent, boostable Limited annual dosing (once or twice) after priming year No observed ARIA - E 1 to date (safety profile well suited to long - term use) Ease of administration and simple logistics for global access Cost - effective (attractive healthcare economics across global populations) Active immunotherapy Stimulates the patient's immune system to produce their own antibodies Passive immunotherapy Externally generated mAb requires administration every two to four weeks Major advantages (1) Amyloid - related imaging abnormalities - edema 12

(1) Alzheimer’s disease; (2) Down syndrome - related Alzheimer’s disease; (3) alpha - synuclein; (4) Parkinson’s disease Active immunotherapies driving Precision Prevention Three clinical - stage programs supported by promising data from prior trials ACI - 35 anti - pTau ACI - 24 anti - Abeta ACI - 7104 anti - a - syn Candidate Indication Discovery Preclinical Phase 1 Phase 2 Status ACI - 24 (anti - Abeta) AD 1 treatment Phase 1b/2 ABATE trial ongoing AD treatment ( Down syndrome 2 ) ACI - 35 / JNJ - 2056 (anti - pTau ) AD therapy Phase 2b ReTain trial ongoing ACI - 7104 (anti - a - syn 3 ) PD 4 , a - synucleinopathies Phase 2 VacSYn trial ongoing FDA Fast Track 13 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission FDA Fast Track

Active immunotherapy: a new class of treatment for neurodegenerative disease Potential for profound social and economic impact Treatment Maintenance Prevention for global treatment and prevention of neurodegenerative diseases 14 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

Small molecule programs: Targeting intracellular NLRP3, Tau, and a - syn

Intracellular Targeting for earliest pathology intervention in NDD 1 Brain penetrant small molecules as a key differentiator Conformation - specific and highly selective for misfolded forms of target proteins in NDD, i.e. Tau, a - syn 2 and TDP - 43 3 3 Potential application across all pathological and disease stages 4 2 1 Optimal delivery into the central nervous system Cell - penetrant with proven engagement of their specific intracellular target Oral, cost - effective and convenient administration 5 ■ Unique product and commercial opportunities over other modalities (1) Neurodegenerative diseases; (2) Alpha - synuclein; (3) TAR DNA binding protein - 43 16 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

Candidate Indication Discovery Preclinical Phase 1 Phase 2 Phase 3 ACI - 19764 Neuro - inflammation ( NLRP3 1 ) Morphomer ® Tau Alzheimer's disease ( Tau ) Morphomer ® a - syn 2 Parkinson’s disease ( a - syn ) Intracellular Targeting pipeline focused on neurodegenerative diseases Programs now close supported by promising data from prior trials ACI - 19764 NLRP3 inhibitor Morphomer ® Tau Morphomer ® a - syn (1) (NOD) - like receptor protein 3; (2) alpha - synuclein 17 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

4. Key milestones 2026

H2 2026 H1 2026 Active immunotherapies ABATE Phase 2 trial in AD 1 : first patient dosed in AD4 cohort Abeta ACI - 24 (Takeda) ABATE Phase 2 trial readouts after 12 months of treatment (AD3: Abeta PET) Discussions with regulators regarding clinical development plan a - syn 3 ACI - 7104 Phase 2 VacSYn trial in PD 2 : end of Part 1 study clinical results IND 4 /CTA 5 filing for next clinical trial Small molecule drugs Phase 1 clinical trial in healthy volunteers initiated NLRP3 6 NLRP3 inhibitor (ACI - 19764) Phase 1 clinical trial in healthy volunteers completed Initiation of IND - enabling studies in partnership with Lilly Tau Morphomer - Tau (Lilly) Readiness to initiate IND - enabling studies a - syn Morphomer a - syn Key milestones 2026 Multiple catalysts across pipeline Readouts Other development events (1) Alzheimer’s disease; (2) Parkinson’s disease; (3) Alpha - synuclein; (4) Investigational new drug; (5) Clinical Trial Application; (6) (NOD) - like receptor protein; 19 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

5. Financial figures

2025 Financial Overview Key financial data (IFRS) (1) Liquidity is defined as the cash and cash equivalents plus short - term financial assets. These short - term financial assets are cash held in fixed - term deposits ranging in maturity from 3−12 months 21 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission Change 2024 2025 For the year ended December 31, (in CHF million) (except per share data) (23.7) 27.3 3.6 Revenues 6.2 (62.6) (56.4) R&D expenses 1.2 (17.3) (16.1) G&A expenses 0.0 0.1 0.1 Other operating income (0.5) ─ (0.5) Restructuring expenses, net 6.9 (79.8) (72.9) Total Operating expenses (2.6) 1.5 (1.1) Finance result, net (19.4) (51.0) (70.4) IFRS loss for the period (0.19) (0.51) (0.70) IFRS EPS – basic and diluted Change 2024 2025 As of December 31, (in CHF million) (9.5) 36.3 26.8 Cash and cash equivalents (64.6) 129.2 64.6 Short - term financial assets (74.1) 165.5 91.4 Total liquidity 1 (67.4) 112.3 44.9 Total shareholder’s equity

AC Immune strong Balance Sheet Operations well - funded into Q4 2027 Investment strategy focused on major value drivers and near - term catalysts Strong Balance Sheet 2 Cash runway into Q4 2027 2026 annual cash burn guidance CHF 55m – 65m Cash of CHF 74.8 million 1 (1) As of March 31, 2026; (2) Assumes no other milestones or deals included 22 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

6. Summary and Strategic outlook

Creating the future of Precision Medicine in neurodegeneration The foundation for early detection and treatment Cash runway enables achievement of key milestones & execution of value - generating innovation Advance clinical - stage active immunotherapies Financial position (1) Phase 1b/2; (2) Phase 2; (3) Phase 2; (4) (NOD) - like receptor protein 3; (5) Positron emission tomography; (6) Alpha - synuclein; (7) TAR DNA - binding protein 43 Targeted active immunotherapies: ▪ ACI - 24 Phase 1b/2 (Takeda) 1 ▪ ACI - 35 Phase 2 (Janssen J&J) 2 ▪ ACI - 7104 Phase 2 (wholly - owned) 3 Valorize Morphomer ® small molecule platform Operating capital: ▪ Partner payments in 2026: o ACI - 24.060 (Takeda) $12 million milestone payment o Mor - Tau (Lilly) CHF10 million upfront payment ▪ Cash runway into Q4 2027 24 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission Intracellular targeting assets: ▪ Candidate NLRP3 4 inhibitor now in Phase 1 clinical development ▪ New PET 5 tracers targeting a - syn 6 and TDP - 43 7 now in Phase 1 clinical development

Shifting the treatment paradigm for neurodegenerative disease towards precision medicine and disease prevention 25 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission Pioneering Precision Prevention

7. Agenda items and proposals of the Board of Directors

Agenda item 1 27 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 2025 IFRS Consolidated Financial Statements, 2025 Statutory Financial Statements, 2025 Compensation Report 1. Approval of 2025 IFRS Consolidated Financial Statements and 2025 Statutory Financial Statements ■ The Board proposes that the 2025 IFRS Consolidated Financial Statements and the 2025 Statutory Financial Statements be approved

Agenda item 1 28 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 2025 IFRS Consolidated Financial Statements, 2025 Statutory Financial Statements, 2025 Compensation Report 1.2 Advisory Vote on the 2025 Compensation Report ■ The Board proposes that the 2025 Compensation Report be endorsed (non - binding advisory vote)

Agenda item 2 Appropriation of Losses 29 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission ■ The Board proposes the following appropriation of losses: In CHF K (356,846) Accumulated profit (loss) at Jan 1, 2025 (67,595) Net profit (loss) for the year 2025 (424,441) Accumulated losses brought forward Under IFRS accounting standards, the consolidated net loss for the business year 2025 amounted to CHF 70,447K

Agenda item 3 Discharge of the Members of the Board of Directors and the Executive Management 30 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission ■ The Board proposes that all Members of the Board and of the Executive Management be discharged from their liabilities for their activities in the financial year 2025

Agenda item 4 Compensation for the Members of the Board of Directors and the Executive Management 31 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 1. Binding Vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2026 to the AGM 2027 ■ The Board proposes the approval of the total maximum amount of compensation for the Members of the Board of CHF 1,029,000 (excluding employer social security contributions) covering the period from the AGM 2026 to the AGM 2027.

Agenda item 4 Compensation for the Members of the Board of Directors and the Executive Management 32 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 2. Binding Vote on Maximum Aggregate Compensation for Members of the Executive Management for the Financial Year 2027 ■ The Board proposes the approval of the total maximum amount of compensation for the Members of the Executive Management of CHF 6,742,000 (excluding employer social security) from 1 January 2027 to 31 December 2027.

Agenda item 5 Re - Elections 33 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 1. Re - Elections of Members and the Chair of the Board of Directors ■ The Board proposes that each of the following persons be re - elected for a term of office until the end of the AGM 2027: ■ Martin Zügel as Member and Chair of the Board and as Members of the Board: ■ Renée Aguiar - Lucander ■ Monika Bütler ■ Carl June ■ Roy Twyman

Agenda item 5 Re - Elections 34 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 2. Re - Elections of Members of the Compensation, Nomination and Corporate Governance Committee ■ The Board proposes that: ■ Monika Bütler ■ Roy Twyman be re - elected as Members of the Compensation, Nomination and Corporate Governance Committee for a term of office until the end of the AGM 2027

Agenda item 5 Re - Elections 35 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 5.3 Re - Election of the Statutory Auditors ■ The Board proposes that PricewaterhouseCoopers SA, in Lausanne, Switzerland, be re - elected as Statutory Auditors for the financial year 2026.

Agenda item 5 Re - Elections 36 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 4. Re - Election of the Independent Proxy ■ The Board proposes that Reymond & Associés Attorneys in Lausanne, Switzerland be re - elected as Independent Proxy for a term of office until the end of the AGM 2027.

Agenda item 6 Changes in the Articles of Association 37 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 1. Capital Band (Article 3a) ■ The Board proposes to introduce a capital band with an upper limit of CHF 2,862,500.00 and a lower limit of CHF 2,202,018.50, authorizing the Board to increase and/or decrease the Company’s share capital one or several times within these limits until 11 June 2031, and accordingly to amend art. 3a of the Articles of Association, as set forth in the AGM Invitation.

Agenda item 6 Changes in the Articles of Association 38 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 2. Increase of Conditional Share Capital for Employee - Benefit Plans (Art. 3c) ■ The Board proposes to increase the conditional share capital for employee benefit plans from CHF 86,683.80 to CHF 150,000.00 and accordingly to amend art. 3c of the Articles of Association, as set forth in the AGM Invitation.

We thank you for your attendance and your continued support. 39 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission

Back - up

Agenda item 6.1 Proposed Article 3a 41 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 1. The Company has a capital band ranging from CHF 2,202,018.50 corresponding to 110,100,925 registered shares with a par value of CHF 0.02 each, to be fully paid up (lower limit) to CHF 2,862,500.00, corresponding to 143,125,000 registered shares with a par value of CHF 0.02, each to be fully paid up (upper limit). The Board of Directors is authorized to conduct one or several increases and/or reductions of the share capital within the capital band at any time until 11 June 2031. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then - existing shareholders of the Company and (ii) in partial amounts, shall also be permissible. 2. In case of a capital increase, the following applies: i. The Board of Directors shall determine the amount of share capital to be issued, the date of the issuance, the issue price, the manner in which the new registered shares have to be paid up (including cash contributions, contributions in kind, set - off and conversion of freely usable reserves, including retained earnings, into share capital), the date from which the registered shares carry the right to dividends, the conditions for the exercise of the pre - emptive rights and the allotment of pre - emptive rights that have not been exercised. The Board of Directors is authorized to restrict or to prohibit trading in the pre - emptive rights to the new shares. The Board of Directors may allow the pre - emptive rights that have not been exercised to expire, or it may place with third parties such rights or registered shares, the pre - emptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company. ii. The Board of Directors is authorized to withdraw or limit the pre - emptive rights of the shareholders wholly or in part and to allot them to individual shareholders or third parties: a) if the issue price of the new registered shares is determined by reference to the market price (with a customary discount); or b) if the new registered shares are used for the acquisition of an enterprise, part of an enterprise or participations, or for the financing or refinancing of any of such acquisition, for the conversion of loans or claims into shares, for the financing of new investment projects undertaken by the Company, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken, or in the event of share placement for the financing or refinancing of such placement; or c) if the new registered shares are issued for raising of equity capital (including private placements) in a fast and flexible manner where such raising of capital would be difficult or would only be possible at less favorable conditions without the exclusion or restriction of the statutory pre - emptive right of the existing shareholders; or d) if the new registered shares are used either to extend the shareholder base, to increase the free float or for investment by strategic partners; or e) for the participation of Members of the Board of Directors, Members of the Executive Management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, whereby increases of the share capital are only admissible up to 5% of the share capital entered in the commercial register at the time of the respective resolution; or f) for other important reasons in the sense of art. 652b para. 2 CO.

Agenda item 6.1 Proposed Article 3a (cont’d) 42 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 3. The subscription to and acquisition of new registered shares and any subsequent transfers of their ownership shall be subject to the restrictions specified in Article 4 of the Articles of Association. 4. Capital reductions may be performed both by reducing the par value of the shares and by cancelling shares. In case of a reduction of the par value, the Board of Directors shall adapt all provisions of the Articles of Association relating to the par value of the shares as well as the number of shares with a new nominal value corresponding to the fixed upper and lower limits of the capital band as per art. 3a para. 1 accordingly. 5. In case of a capital reduction within the capital band, the Board of Directors shall, to the extent necessary, determine the number of canceled shares and the use of the amount of the reduction . 6. The acquisition and holding of shares repurchased for purposes of cancellation under the capital band are, to the extent permitted by law, not subject to the 10% limit for own shares within the meaning of art. 659 para. 2 CO. 7. The Board of Directors is authorized to carry out simultaneous reductions and re - increases of the share capital .

Agenda item 6.2 Proposed Article 3c 43 NASDAQ: ACIU | AGM Presentation, June 11, 2026 © 2026 AC Immune. Not to be used or reproduced without permission 1. The share capital of the Company shall be increased by an amount not exceeding CHF 150,000.00 through the issue of a maximum of 7,500,000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights and/or shares granted to any employee of the Company or a subsidiary, and any consultant, Members of the Board of Directors, or other person providing services to the Company or a subsidiary. 2. Shareholders’ subscription rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares. 3. The exercise of conversion or option rights, as well as the waiver of such rights, may be exercised by written declaration or by electronic means. 4. The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 4 of the Articles of Association.